SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 16, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2009,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2009, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2008, which were presented for comparative purposes, we report that:

a)
On February 19, 2009, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, as mentioned in the third paragraph. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2008.

b)
On November 3, 2008, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2008, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, as mentioned in the third paragraph.

The financial statements presented as comparative information are included after giving retroactive effect to the merger of Nuevo Banco Bisel S.A., as mentioned in note 3.1. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of September 30, 2009, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 10,272,341, none of which was due as of that date.

City of Buenos Aires,
  November 4, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2009

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)

ASSETS

A.	CASH
	Cash on hand	804,844	923,894
	Due from banks and correspondents
	Central Bank of Argentina	2,309,726	1,843,185
	Local Other	22,753	9,002
	Foreign	381,841	306,975
	Other	240	216
		3,519,404	3,083,272

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts	439,629	448,305
	Holdings for trading or financial intermediation	626,783	280,775
	Unlisted government securities	64,455	62,249
	Instruments issued by the Central Bank of Argentina	5,608,724	3,838,382
	less: Allowances (Exhibit J)	(16)	(27)
		6,739,575	4,629,684

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	202,869	737,221
	To the financial sector
	Interfinancing (granted call)	23,165	67,030
	Other financing to Argentine Financial Institutions	34,586	37,836
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	810	573
	To the non-financial private sector and foreign residents
	Overdrafts	1,402,941	1,499,023
	Documents	1,315,180	1,331,227
	Mortgage loans	708,854	707,802
	Pledged loans	257,105	338,012
	Personal loans	3,251,882	3,235,539
	Credit cards	786,406	818,852
	Other (Note 6.1.)	2,191,362	1,911,128
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	181,326	186,058
	less: Unearned discount	(26,493)	(31,021)
	less: Allowances (Exhibit J)	(398,575)	(407,682)
		9,931,418	10,431,598

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	757,831	388,070
	Amounts receivable from spot and forward sales pending settlement	513,650	545,448
	Securities and foreign currency receivable from spot and forward purchases pending settlement	134,087	35,199
	Unlisted corporate bonds (Exhibits B, C and D)	40,430	21,496
	Receivables from forward transactions without delivery of underlying asset	14,059	109
	Other receivables not covered by debtors classification standards (Note 6.2.)	539,366	553,075
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	61,587	54,863
	less: Allowances (Exhibit J)	(229,767)	(228,021)
		1,831,243	1,370,239

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	265,610	350,050
	less: Allowances (Exhibit J)	(3,721)	(5,063)
		261,889	344,987

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	328,734	238,197
	Other	38,512	31,706
	less: Allowances (Exhibit J)	(747)	(247)
		366,499	269,656

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	28,520	43,358
	Minimum presumed income tax - Tax Credit	10,170	25,704
	Other (Note 6.3.)	266,012	179,097
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	447	2,502
	less: Allowances (Exhibit J)	(14,081)	(15,811)
		291,068	234,850

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	392,342	394,868

I.	OTHER ASSETS (Exhibit F)	120,265	135,531

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	57,153	63,477
	Organization and development costs	137,969	123,183
		195,122	186,660

K.	ITEMS PENDING ALLOCATION	2,069	3,127

TOTAL ASSETS		23,650,894	21,084,472

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	3,247,883	3,468,652
	From the financial sector	11,907	22,420
	From the non-financial private sector and foreign residents
	Checking accounts	2,492,351	2,324,981
	Savings accounts	2,944,874	2,690,011
	Time deposits	7,038,527	5,568,872
	Investment accounts	115,493	155,936
	Other (Note 6.4.)	403,316	305,874
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	80,205	58,263
		16,334,556	14,595,009

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,842	302,631
	Banks and International Institutions (Exhibit I)	206,104	224,968
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	605,910	708,354
	Amounts payable for spot and forward purchases pending settlement	133,517	30,463
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,065,507	749,747
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	57,000	13,815
	Other financing received from Argentine Financial Institutions	19,253	24,139
	Accrued interest payables	114	5
	Forward transactions amounts pending settlement without delivery of underlying asset	106	5,949
	Other (Note 6.5. and Exhibit I)	679,272	583,790
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	41,496	49,783
		2,810,121	2,693,644

N.	OTHER LIABILITIES
	Other (Note 6.6.)	724,501	383,801
		724,501	383,801

O.	PROVISIONS (Exhibit J)	74,538	71,758

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	593,259	521,681

Q.	ITEMS PENDING ALLOCATION	2,228	1,943

TOTAL LIABILITIES		20,539,203	18,267,836

SHAREHOLDERS' EQUITY (As per related statement)		3,111,691	2,816,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,650,894	21,084,472

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008 (1)

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,439,110	11,754,150
Contingent	4,090,788	3,396,884
Guarantees received	3,434,774	3,022,155
Other not covered by debtors classification standards	361	346
Contingent debit-balance contra accounts	655,653	374,383
Control	4,693,840	4,758,904
Receivables classified as irrecoverable	841,013	770,402
Other (Note 6.7.)	3,615,738	3,729,199
Control debit-balance contra accounts	237,089	259,303
Derivatives	3,654,482	3,598,362
Notional value of put options taken (Note 11.d))	22,889	24,349
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,662,861	2,219,777
Interest rate swap (Note 11.c))	83,867	39,422
Derivatives debit-balance contra accounts	884,865	1,314,814

CREDIT-BALANCE ACCOUNTS	12,439,110	11,754,150
Contingent	4,090,788	3,396,884
Guarantees provided to BCRA		141,353
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	120,653	85,187
Other guarantees provided not covered by debtors classification standards	129,958	57,758
Other covered by debtors classification standards (Exhibits B, C and D)	405,042	90,085
Contingent credit-balance contra accounts	3,435,135	3,022,501
Control	4,693,840	4,758,904
Checks to be credited	237,089	259,303
Control credit-balance contra accounts	4,456,751	4,499,601
Derivatives	3,654,482	3,598,362
Notional value of call option sold (Note 11.e))	21,500
Notional value of put options sold (Note 11.b))	69,926	99,826
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	793,439	1,214,988
Derivatives credit-balance contra account	2,769,617	2,283,548

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2009	09/30/2008 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	80	2,988
	Interest on loans to the financial sector	6,346	11,393
	Interest on overdrafts	251,413	226,648
	Interest on documents	148,491	125,465
	Interest on mortgage loans	74,590	67,322
	Interest on pledged loans	43,780	47,301
	Interest on credit card loans	127,587	71,715
	Interest on other loans	784,716	630,284
	Interest on other receivables from financial intermediation	80	13,069
	Income from government and private securities, net (Note 6.8.)	930,102	395,476
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,407	27,459
	CER (Benchmark Stabilization Coefficient) adjustment	10,830	58,219
	CVS (Salary Variation Coefficient) adjustment	543	606
	Difference in quoted prices of gold and foreign currency	107,777	79,414
	Other (Note 6.9.)	190,780	132,908
		2,680,522	1,890,267

B.	FINANCIAL EXPENSE
	Interest on checking accounts	11,461	10,096
	Interest on savings accounts	12,411	9,812
	Interest on time deposits	850,457	593,693
	Interest on interfinancing received loans (received call)	1,190	3,390
	Interest on other financing from Financial Institutions	3	17
	Interest on other liabilities from financial intermediation	62,018	68,434
	Interest on subordinated bonds	40,772	34,971
	Other interest	2,153	6,772
	CER adjustment	3,313	28,240
	Contribution to Deposit Guarantee Fund	20,746	17,633
	Other (Note 6.10.)	92,813	103,069
		1,097,337	876,127

	GROSS INTERMEDIATION MARGIN - GAIN	1,583,185	1,014,140

C.	PROVISION FOR LOAN LOSSES	126,236	90,345

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	35,107	43,321
	Related to deposits	457,470	390,446
	Other commissions	21,441	18,409
	Other (Note 6.11.)	178,972	140,126
		692,990	592,302

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2009	09/30/2008 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	39,400	39,895
	Other (Note 6.12.)	111,986	76,632
		151,386	116,527

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	634,302	545,353
	Directors' and statutory auditors' fees	27,963	17,577
	Other professional fees	42,414	32,267
	Advertising and publicity	29,891	37,968
	Taxes	55,065	47,662
	Depreciation of equipment	37,726	35,045
	Amortization of organization costs	22,532	17,384
	Other operating expenses (Note 6.13.)	142,916	114,038
	Other	15,573	12,273
		1,008,382	859,567

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	990,171	540,003

G.	OTHER INCOME
	Income from long-term investments	107,327	54,925
	Penalty interest	17,469	9,115
	Recovered loans and allowances reversed	34,176	60,511
	CER adjustments	48	79
	Other (Note 6.14.)	35,480	41,654
		194,500	166,284

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	8	19
	Charges for other receivables uncollectibility and other allowances	16,548	26,714
	Amortization of differences from deposits dollarization	12,450	15,078
	Depreciation and loss of other assets	4,280	1,131
	Goodwill amortization	6,324	6,331
	Other (Note 6.15.)	53,756	25,779
		93,366	75,052

	NET INCOME BEFORE INCOME TAX - GAIN	1,091,305	631,235

I.	INCOME TAX (Note 4.)	581,210	155,404

	NET INCOME FOR THE PERIOD - GAIN	510,095	475,831

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total

Balances at the beginning of the fiscal year
-Banco Macro	683,979	394,584	4,511	481,743		211	1,251,569	2,816,597
-Nuevo Banco Bisel S.A.	911,687	3,502		56,954		109,245	307,985	1,389,373
-Merger Effects (1)	(910,539)	(3,471)		(56,954)		(109,245)	(309,125)	(1,389,334)

Merger Balances	685,127	394,615	4,511	481,743		211	1,250,429	2,816,636

Own shares reacquired							(56,665)	(56,665)

Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (2)	(60,000)						60,000

Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (2)	(30,642)						30,642

Distribution of Unappropriated earnings, which was approved by the shareholders’ meeting of May 12, 2009 and April 29, 2009, respectively
-Legal Earning Reserved				132,010			(132,010)
-Cash Dividends (3)							(148,335)	(148,335)
-Normative Earning Reserved (4)					50,510		(50,510)
-Tax on Personal Assests							(10,040)	(10,040)

Reversal of special reserve from Corporate Bonds (4)					(42,556)		42,556

Net income for the fiscal period - Gain							510,095	510,095

Balances at the end of the period	594,485	394,615	4,511	613,753	7,954	211	1,496,162	3,111,691

(1) See Note 3.1.
(2) See Note 3.3.q.2) and 9.
(3) Related to the amount that was actually paid by the Bank based on the outstanding shares on the payment date of the distribution of earnings in cash approved by the General Special Shareholders’ Meeting held May 12, 2009, which was authorized by the Central Bank on September 4, 2009. The amount approved totaled 149,870.
(4) See Note 10.b.1)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	09/30/2008 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	3,083,272	2,793,791
Cash at end of the period	3,519,404	2,841,049
Net increase in cash	436,132	47,258

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(824,190)	(911,495)
Loans
To the financial sector	53,225	55,207
To the non-financial government sector	45,304	(68,080)
To the non-financial private sector and foreign residents	1,301,652	(367,877)
Other receivables from financial intermediation	(221,846)	(321,100)
Assets subject to financial leases	130,320	46,113
Deposits
From the financial sector	(10,513)	597
From the non-financial government sector	(478,604)	809,828
From the non-financial private sector and foreign residents	1,325,011	1,458,244
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	41,995	50,461
Others (except liabilities included under financing activities)	193,796	309,962
Collections related to service-charge income	691,104	591,903
Payments related to service-charge expenses	(151,482)	(116,591)
Administrative expenses paid	(952,109)	(765,245)
Payment of organization and development costs	(29,201)	(27,113)
Net collections related to punitive interest	17,461	9,096
Differences from payments related to court orders	(20,566)	(11,563)
Collections of dividends from other companies	10,437	12,219
Other payments related to other income and losses	(6,864)	(5,658)
(Payments) / Net collections from other operating activities	(124,618)	760
Payment of income tax	(251,866)	(54,727)
Net cash flows generated in operating activities	738,446	694,941

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	09/30/2008 (1)
Investing activities
Net payments for bank premises and equipment	(23,968)	(40,276)
Net collections for other assets	2,840	23,087
Payments from purchase of investments in other companies		(635)
Collections from sales of investments in other companies	215	911
Net payments for other investing activities	(669)	(22)
Net cash flows used in investing activities	(21,582)	(16,935)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(97,832)	(116,685)
Central Bank of Argentina
Other	(76,740)	(79,638)
Banks and International Institutions	(31,627)	66,268
Subordinated corporate bonds	(28,357)	(20,113)
Financing received from Argentine financial institutions	(4,894)	(40,184)
Pago de dividendos	(148,335)	(170,995)
Other payments for financing activities
Own shares reacquired	(56,665)	(272,574)
Net cash flows used in financing activities	(444,450)	(633,921)

Financial income and holding gains on cash and cash equivalents	163,718	3,173

Net increase in cash	436,132	47,258

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopts other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and since March 24, 2006, it began listing its shares on the New York Stock Exchange (see also note 9).

Since 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 2001, 2004 and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2009, and December 31, 2008, the deposits of the Misiones Provincial Government amounted to 487,397 and 389,076 (including 60,905 and 52,889 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of September 30, 2009, and December 31, 2008, the deposits of the Salta Provincial Government amounted to 302,416 and 453,723 (including 116,751 and 89,835 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2009, and December 31, 2008, the deposits of the Jujuy Provincial Government amounted to 358,778 and 384,868 (including 53,460 and 49,201 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of September 30, 2009, and December 31, 2008, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 676,154 and 405,577 (including 271,751 and 218,026 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of September 30, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 4,188 and 4,153 respectively.

Also, as of September 30, 2009, and 2008, the net income recorded through the method mentioned in the previous paragraph, amounted to 7,059 and 5,668, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of September 30, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 22 and 4, respectively.

Also, as of September 30, 2009, no net income was booked under the method mentioned in the previous paragraph, while as of September 30, 2008, the net loss amounted to 86.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.1.e)). On April 24, 2009, such preliminary merger agreement was amended to include the resolution to reduce the capital stock approved by the general regular and special shareholders’ meeting of April 21 (see also note 9).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange relationship are subject to approval by the respective shareholders’ meetings of both banks. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine securities commission), authorized the abovementioned merger. Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa proceeded to sell those shares.

Finally, on August 18, 2009, the BCRA informed that Banco Macro S.A. materialized Nuevo Banco Bisel S.A.’s merger with and into it.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2009, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2009, are presented comparatively with those of the same period in the prior fiscal year.

Additionally, as a result of the merger described in note 2.6., the Bank’s financial statements and supplementary information as of December 31, 2008, and September 30, 2008, were restated for comparative purposes and, as a result, the following items were consolidated: (i) the balance sheet as of December 31, 2008, and (ii) the statements of income, changes in shareholders’ equity and cash flows as of September 30, 2008 of Banco Macro S.A. and former Nuevo Banco Bisel S.A., eliminating the balances between both banks and generating:

i)	Increase in Banco Macro S.A.’s capital stock, as a result of the merger according to the exchange relationship established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Bisel S.A. and the value of such shares valued by the equity method was recorded in stock issuance premium.

iii)
The increase described in i) above was offset by a decrease (resulting in zero net effect) in capital stock as follows: because Banco Macro S.A. controls the minority shareholders of Banco Bisel, the shares of Banco Bisel owned by such minority shareholders are essentially the same as if the parent had them in treasury stock, as provided in FACPCE (Argentina Federation of Professional Councils in Economic Sciences) Technical Resolution No. 21, section 1.2.i), and therefore the parent is required to record a reduction of shareholders' equity related to such shares.

Furthermore, by virtue of what was mentioned in note 1.1. of the consolidated financial statements, the Bank made certain reclassifications in the financial statements as of September 30, 2008, so as to compare them with the current financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of September 30, 2009, and December 31, 2008, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. As of period- and year-end, as the case may be, those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the offset account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

ii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.2)	Unlisted:

i.
Unlisted government securities: in accordance with the provisions of BCRA Communiqué “A” 4,898 dated January 22, 2009, holdings of government securities without volatility published and included on the list of present values published by BCRA were valued, as of period-end, at the higher of the present value published by BCRA and the book value as of January 31, 2009, or for acquisitions made after that date, at acquisition cost, net of financial services collected and the related offset account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account will be reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

The present values published by BCRA arise from the curve of yields on securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

As of December 31, 2008, holdings of government securities without volatility published (Bonar XIII and Boden 2013) were valued under the method established by BCRA Communiqué “A” 3,911, as supplemented, as further explained in note 3.3.c).

ii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of September 30, 2009, they were valued as set forth in BCRA Communiqué “A” 4,898, they were valued at the higher of the present value published by BCRA and the book value as of January 31, 2009, or for acquisitions made after such date, at acquisition cost, net of financial services collected and the related offset account (book value) as further explained in note 3.3.b.2).i.

As of December 31, 2008, they were valued at the lower of their present value or technical value, as established by BCRA Communiqué “A” 3,911, as supplemented. If such lower value exceeded the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference was debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value was also lower than the notional value, the difference was recorded as a loss in the statement of income and the offsetting credit was recorded in the asset account.

The amounts booked in offset accounts were adjusted every month based on the values calculated according to BCRA Communiqué "A" 3,911, as supplemented.

For the purpose of determining the present value, in the case of instruments that include indexation clauses, the cash flows subject to contractual conditions were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. Since August 2007, every month the BCRA establishes the discount rate to be used, as set forth by Communiqué “A” 4,704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in note 3.3.b.1).i and 3.3.b.2)i, respectively.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for those dates.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)
ii)	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificates of participation. As of September 30, 2009, and December 31, 2008 an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.	Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued until the last business day of the period and fiscal year, respectively.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method, considering also paragraph 3.1)iii.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and year.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of the period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the periods ended September 30, 2009, and 2008 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of September 30, 2009, and 2008, the Bank had no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. On December 19, 2008, this tax was extended under Law No. 26,426 through December 30, 2009. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2009, and 2008, the Bank estimated an income tax charge in the amount of 581,210 and 155,404, respectively. As of September 30, 2009, no minimum presumed income tax should be assessed.

Additionally, as of September 30, 2009, the Bank made income tax prepayments for 100,937 for the 2009 tax year, which were recorded in the Other receivables account.

Furthermore, as of September 30, 2009, and 2008, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 28,050 and 20,185, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of September 30, 2009, it capitalized income tax prepayments in the amount of 15,022 for fiscal 2009.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved technical resolutions Nos. 23 through 27, respectively. In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011. In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank identified and deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements and taking into account note 2.6. y 3.1.:

5.1.	Valuation standards

a)
Holdings recorded in special investment accounts, unlisted government securities, unlisted instruments issued by BCRA and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.2) and 3.3.c). Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in special investment accounts: as of September 30, 2009, and December 31, 2008 the Bank charged 439,629 and 448,305 at stand-alone and consolidated levels, respectively, for certain Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, assets as of September 30, 2009, would have increased by 283,913 at stand-alone and consolidated levels, while assets as of December 31, 2008, would have decreased by 31,557 at stand-alone and consolidated levels.

a.2)
Holdings of unlisted government securities: as of September 30, 2009, and December 31, 2008, the Bank charged 64,455 and 62,249, at stand-alone level, and 69,803 and 69,182, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of September 30, 2009, and December 31, 2008, would have increased by 11,239 and decreased by 18,764 at stand-alone level, and increased by 12,769 and decreased by 21,639, at consolidated level, respectively.

a.3)
Unlisted instruments issued by BCRA: as of September 30, 2009, and December 31, 2008, the Bank recorded unlisted own portfolio and used in repo transactions of BCRA internal bills and notes for 5,104,668 and 2,599,364, at stand-alone level, and 5,104,690 and 2,636,437, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of September 30, 2009, and December 31, 2008, would have decreased by 20,504 and 32,988 at stand-alone level and 20,526 and 33,776 at consolidated level, respectively.

a.4)
Guaranteed loans Decree No. 1,387/01: as of September 30, 2009, and December 31, 2008, the Bank had 184,880 and 716,215, at stand-alone level, and 185,489 and 722,757, at consolidated level, respectively. According to professional accounting standards and considering the statements made in note 3.3.c), these assets should be valued at their present value. According to this valuation method, assets as of September 30, 2009, and December 31, 2008, would have decreased by 29,055 and 255,401 at stand-alone level, and 29,076 and 259,617, at consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
Intangible assets: as of September 30, 2009, and December 31, 2008, the Bank capitalized under intangible assets 43,318 and 35,023, at stand-alone level, and 44,847 and 40,090 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, assets as of September 30, 2009 and December 31, 2008, would have decreased by 43,318 and 35,023, at stand-alone level, and 44,847 and 40,090, at consolidated level, respectively.

c)
As of September 30, 2009, and December 31, 2008, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008. According to the professional accounting standards, as of September 30, 2009, and December 31, 2008, the Bank should have recorded a liability of approximately 42,467 and 46,923 at stand-alone and consolidated levels, respectively. According to this valuation method, liability as of September 30, 2009 and December 31, 2008, would have increased by 42,467 and 46,923 at stand-alone and consolidated levels, respectively.

d)
As of December 31, 2008, the Bank recorded 29,105 at stand-alone and consolidated levels under Other receivables from financial intermediation – nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.b.2) and b.3), respectively, valued as mentioned in note 3.3.h.4), and 56,738 at stand-alone and consolidated levels under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof valued as mentioned in note 3.3.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. Consequently, liability as of December 31, 2008, would have decreased by 27,633 at stand-alone and consolidated levels.

e)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses in the future. If the deferred tax method had been applied, as of September 30, 2009, and December 31, 2008, the Bank would have recorded an additional asset of 78,875 and 74,925, at stand-alone level, and 86,594 and 78,009, at consolidated level, respectively.

f)
Business combinations: Under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.

The Bank's specific situation in relation to how business combinations are recorded is as follows:

f.1)
Acquisition of Banco Bansud S.A.: under BCRA standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560. As of September 30, 2009, and December 31, 2008, such goodwill was fully amortized.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of September 30, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 9,343 and 9,609, respectively. Consequently, assets as of September 30, 2009, and December 31, 2008, would have decreased by 9,343 and 9,609, respectively.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of September 30, 2009, and December 31, 2008, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of September 30, 2009, and December 31, 2008, the residual value as of such goodwill would have totaled 58,995 and 61,082, respectively. Consequently, liability as of September 30, 2009, and December 31, 2008, would have increased by 58,512 and 60,599, respectively.

f.3)
Acquisition of Banco del Tucumán S.A.: under BCRA standards, the Bank’s acquisition of Banco del Tucumán S.A. generated an original positive goodwill in the amount of 18,242. As of September 30, 2009, and December 31, 2008, the residual value of such goodwill totaled 12,024 and 13,395, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Therefore, assets as of September 30, 2009, and December 31, 2008, would have decreased, as a result of the reversing of positive goodwill recorded under BCRA standards, by 12,024 and 13,395, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, as of September 30, 2009, and December 31, 2008, would have increased assets by 8,580 and 21,160, respectively.

f.4)
Acquisition of former Nuevo Banco Bisel S.A.: under BCRA standards, the Bank’s acquisition of former Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of September 30, 2009, and December 31, 2008, the residual value of such goodwill totaled 45,129 and 50,082, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of September 30, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 97,696 and 100,140, respectively. Consequently, assets as of September 30, 2009, and December 31, 2008, would have decreased by 142,825 and 150,222, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of September 30, 2009, and December 31, 2008, would have increased assets by 13,341 and 48,755, respectively.

g)
As of September 30, 2009, and December 31, 2008, the Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards, as mentioned in note 3.3.m.2), in the amount of 83,867 and 39,422, at stand-alone and consolidated levels, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of September 30, 2009, and December 31, 2008, the Bank should have recorded assets in the amount of 3,454 and 3,560, at stand-alone and consolidated levels, respectively.

h)
Interests in other companies – financial institutions: as of September 30, 2009, and December 31, 2008, subsidiary Banco del Tucumán S.A. prepared its financial statements in conformity with BCRA standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding that subsidiary, as of those dates, would have increased and decreased by around 7,677 and 9,862, respectively.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of September 30, 2009, and December 31, 2008, would have increased by around 49,032 and decreased by 488,310, respectively. Consequently, income for the period ended September 30, 2009, would have increased by 537,342.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

5.2.	Disclosure standards

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank presents positive goodwill (related to Banco del Tucumán S.A. and former Nuevo Banco Bisel S.A.) and negative goodwill (related to the merger of Nuevo Banco Suquía S.A. with and into the Bank) under Intangible assets and Provisions, respectively. According to professional accounting assets, considering the statements in note 5.1.f) such goodwill should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

	09/30/2009	12/31/2008
6.1) Loans - Other

Other loans	1,262,453	1,086,020
Export financing and prefinancing	919,325	822,525
Government securities	9,584	2,583
	2,191,362	1,911,128

6.2) Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	346,978	296,490
Debt securities in financial trusts	192,075	227,147
Other	313	29,438
	539,366	553,075

6.3) Other receivables – Other

Tax prepayments	104,685	48,522
Sundry receivables	93,697	82,219
Security deposits	35,855	27,571
Advance payments	20,863	13,791
Other	10,912	6,994
	266,012	179,097

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	09/30/2009	12/31/2008
6.4) Deposits - Other

Balances of accounts without movements	266,735	196,537
Unemployment fund for workers of the construction industry	73,697	60,163
Attachments	23,326	15,800
Special deposits related to inflows of foreign funds	8,217	4,029
Security deposits	2,975	3,536
Orders payable	223	477
Other	28,143	25,332
	403,316	305,874

6.5) Other liabilities from financial intermediation - Other

Other payment orders pending settlement	222,458	141,674
Other withholdings and additional withholdings	80,444	79,673
Purchase of preferred shares of former Nuevo Banco Bisel S.A.- SEDESA (see note 7.1.e))	74,519	71,653
Amounts payable as financing	72,317	71,867
Other withholdings and additional withholdings	70,703	50,542
Retirement pension payment orders pending settlement	35,785	22,936
Miscellaneous not subject to minimum cash requirements	34,635	109,820
Miscellaneous subject to minimum cash requirements	30,118	10,986
Other	58,293	24,639
	679,272	583,790

6.6) Other Liabilities - Other

Taxes payable	624,506	279,237
Miscellaneous payables	47,538	54,217
Salaries and payroll taxes payable	27,963	28,275
Prepayment for the sale of assets	12,192	8,957
Withholdings on salaries	10,371	11,184
Other	1,931	1,931
	724,501	383,801

6.7) Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,400,210	2,580,654
Checks not yet collected	460,032	476,973
Managed portfolios (see note 12)	384,118	392,342
Checks and securities to be debited	265,822	188,333
Checks and securities to be collected	105,556	90,897
	3,615,738	3,729,199

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		09/30/2009	09/30/2008
6.8)	Financial income – Net income from government and private securities

	Income from government securities	818,984	342,571
	Income from participation in financial trusts	28,453	37,030
	Other	82,665	15,875
		930,102	395,476

6.9)	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	58,832	22,597
	Interest on loans for export prefinancing and financing	55,539	41,208
	Income from assets subject to financial lease	45,880	52,469
	Other	30,529	16,634
		190,780	132,908

6.10)	Financial expense – Other

	Turnover tax	89,938	54,469
	Premiums on repurchase agreements with the financial sector	2,448	3,647
	Valuation allowance of loans to the government sector – Communiqué “A” 3,911		44,953
	Other	427
		92,813	103,069

6.11)	Service-charge income - Other

	Debit and credit card income	116,053	105,843
	Rental of safe deposit boxes	14,479	10,847
	Service commissions - UTE (see note 2.5)	11,150	10,470
	Other	37,290	12,966
		178,972	140,126

6.12)	Service-charge expense - Other

	Debit and credit card expense	44,737	35,454
	Turnover tax	24,858	20,036
	Collection agreements	18,519	2,185
	Commissions on loan placements	7,435	6,126
	Other	16,437	12,831
		111,986	76,632

6.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	47,072	32,124
	Security services	30,854	27,940
	Electric power and communications	29,207	24,635
	Leases	23,170	14,211
	Stationery and office supplies	7,722	11,073
	Insurance	4,891	4,055
		142,916	114,038

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		09/30/2009	09/30/2008
6.14)	Other income – Other

	Other adjustments and interest on other receivables	8,003	4,583
	Gain on transactions or sale of bank premises and equipment, and other assets	5,385	10,203
	Services provided to Banco del Tucumán S.A.	4,133	3,429
	Credit cards	958	521
	Leases	644	378
	Certifications	10	666
	Other	16,347	21,874
		35,480	41,654

6.15)	Other expense – Other

	Income (loss) from assignment of guaranteed loans	19,897
	Donations	2,800	2,162
	Turnover tax	1,565	3,612
	Other	29,494	20,005
		53,756	25,779

7.	RESTRICTED ASSETS

As of September 30, 2009, and December 31, 2008, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 24,278 and 22,211 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 106,741 and 118,580 (for a face value of 104,200 and 112,281), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 14,844 and 49,787 (for a face value of 14,500, and 47,600), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for an amount of 2,561 (for a face value of 2,500) as of September 30, 2009, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 66,264 (face value of 80,000), as of September 30, 2009, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its payment, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,809 and 1,788, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 11,725 and 20,367, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)
Guaranteed Loans, Mortgage Bills and collateral mortgages for 356,127 as of December 31, 2008, securing the loan granted by BCRA to former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such banks. As mentioned in note 19, during February 2009, the Bank decided to prepay the amount owed under such loan, delivering part of the guaranteed loans and paying the rest in cash.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 217,072 and 184,247, respectively.

b)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 9,715 and 9,961, respectively, resulting from a contribution amounting to 10,000 made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,283 and 5,000, respectively, resulting from a contribution, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

Other investments in other companies for 450.

7.5)	Other receivables:

 a) Security deposits related to credit card transactions for 27,371 and 19,305, respectively.

 b) Other security deposits for 8,484 and 8,266, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		09/30/2009	12/31/2008

ASSETS

Cash		3,033				3,033	2,785

Loans				13,756		13,756	41,390

Other receivables from financial intermediation	61,314		17,388			78,702	92,489

Assets subject to financial leases				2,290		2,290	581

Other receivables				14,700		14,700	535

Items pending allocation	3					3	4

Total assets	61,317	3,033	17,388	30,746		112,484	137,784

LIABILITIES

Deposits		493	9,223	542,025		551,741	78,481

Other liabilities from financial intermediation	61,331		8,685			70,016	104,789

Other liabilities							93

Total liabilities	61,331	493	17,908	542,025		621,757	183,363

MEMORANDUM ACCOUNTS

Debit-balance accounts –Control		227,388		155,228		382,616	317,920

Credit-balance accounts – Contingent		38,447	2,213			40,660	2,213

Credit-balance accounts – Derivatives				234,150	(2)	234,150	35,922

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	09/30/2009	09/30/2008

INCOME (LOSS)

Financial income	1,249		23	1,110 (2)	2,382	1,768

Financial expense	(2,228)	(3)		(2,215)	(4,446)	(938)

Service-charge income	16	1	39	345	401	52

Other income	4,373			1	4,374	3,429

Total income (expense)	3,410	(2)	62	(759)	2,711	4,311

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 234,150. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of September 30, 2009, the net intermediation income from such transaction generated earnings of around 100 for the Bank.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2009, amounts to 594,485. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
- Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)
- Capital stock increase approved by the shareholders’ meeting of May 27, 2009 (4)	1,148
- Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (5)	(30,642)

As of September 30, 2009	594,485

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(1)
Relates to the capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Relates to the capital increase of Ps. 35,536 for new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the merger process of that entity.

(3)
Related to the reduction of the capital stock by 60,000,000 Class B shares with a face value of Ps. 1, each one entitled to one vote. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market was going through in general. On April 21, 2009, and after B.C.B.A. authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the Central Bank consented to the capital stock reduction.

(4)
Related to the capital increase in the amount of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with Banco Macro S.A. (see also note 2.6.).

(5)
Related to the reduction of the capital stock by 30,641,692 Class B shares with a face value of Ps. 1, each one entitled to one vote. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the B.C.B.A.’s consent. As of the date of issuance of these financial statements, the B.C.B.A. has not issued its decision in this respect.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 09/30/2009	09/30/2009	12/31/2008

Subordinated	USD 4,000,000	a)	USD 400,000	931	1,802

Subordinated – Class 1	USD 150,000,000	b.1)	USD 150,000,000	592,328	519,879

Non-subordinated – Class 2	USD 150,000,000	b.2)	USD 106,395,000	414,539	419,378

Non-subordinated – Class 3	USD 100,000,000	b.3)	USD 63,995,000	203,716	305,495

Total				1,211,514	1,246,554

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Through September 30, 2009, the Bank had amortized the equivalent of USD 3,600,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

b.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year. Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of September 30, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,302 (69,083 for the nine-month period ended September 30, 2009).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of September 30, 2009, and December 31, 2008, are as follows:

Transaction	09/30/2009	12/31/2008

Net liability position of repurchase agreements	(953,544)	(715,929)

Net asset position of forward foreign-currency transactions without delivery of underlying asset (a)	1,869,422	1,004,789

Position of put options sold on Boden 2012 and 2013 coupons (b)	69,926	99,826

Interest rate swap (c)	83,867	39,422

Position of put options purchased (d)	22,889	24,349

Position of call options sold (e)	21,500

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the period ended September 30, 2009 and 2008, amount to income (loss):

Transaction	09/30/2009	09/30/2008

Premiums on reverse repurchase agreements	59,104	23,949

Premiums on repurchase agreements	(2,448)	(3,647)

Interest rate swap	2,404	1,066

Forward foreign-currency transactions offset	24,709	14,216

Transactions with options	1,467

Total	85,236	35,584

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)	Related to the following interest rate swap transactions:

c.1)
The Bank and the Central Bank agreed on three swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and 15%, 15.75% and 16.50% nominal interest rate p.a., respectively, applied on a total of notional values of Ps. 40,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2012, 2013, and 2014, respectively. The transactions are regulated by Central Bank Communiqué “A” 4,776, as supplemented, because of it the Bank had to give during the calendar quarter following the agreement date (May 21, 2009), at least the amount equivalent to the notional value of the swap agreements on medium- and long-term loans.

On October 22, 2009, the Bank was awarded a total of notional values of 60,000,000 under Central Bank Communiqué “A” 4,776, as supplemented.

c.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of 42,867,000 and 39,422,000 Argentine pesos, respectively.

c.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2010.

(d)
As of September 30, 2009, this is related to purchased put options of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series IX and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on August 3, 2009, with Credilogros Compañía Financiera S.A. The initial price was set at 22,000, which will accrue a minimum applicable rate of 25%. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name.

As of December 31, 2008 this is related to put options purchased of underwriting contracts mentioned in note 15.1.f), being the purpose of such options recover disbursements incurred by the bank, which expired in January and February, 2009. They were not exercised by Banco Macro S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2009, and December 31, 2008, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,389 and 14,434, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of September 30, 2009, and December 31, 2008, the loans portfolio managed amounts to 43,258 and 43,388, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2009, and December 31, 2008, the loans portfolio managed amounts to 82,697 and 84,508, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of September 30, 2009, and December 31, 2008, the portfolio managed by the Bank amounted to 116,425 and 124,982, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of September 30, 2009, and December 31, 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 58,957 and 62,397, respectively.

f)	As of September 30, 2009, and December 31, 2008, the Bank had under its management other portfolios for total amounts of 68,392 and 62,633, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Furthermore, as of September 30, 2009, and December 31, 2008, subsidiary Banco del Tucumán S.A. managed the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 11,103 and 9,627, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total of 18,165 and 18,455, respectively.

13.	MUTUAL FUNDS

As of September 30, 2009, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Investments (a)

Pionero Pesos	351,623,841	469,978	347,110

Pionero Renta Ahorro	22,127,541	31,939	27,786

Pionero Latam	1,462,237	5,223	4,724

Pionero F.F. – Fideicomiso Financieros	22,879,920	29,066	25,755

Pionero Renta	4,019,473	9,489	8,946

Pionero Acciones	1,371,488	2,893	2,760

Pionero Renta Dólares	1,000,154	1,604	1,458

Pionero América	164,814	751	684

Galileo Event Driven F.C.I.	9,250,521	58,835	44,075

Galileo Argentina F.C.I.	2,142,564	10,047	6,368

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 8.8779% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,229 of March 12, 2009.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of September 30, 2009, and December 31, 2008, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 223,703, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	09/30/2009	12/31/2008

Certificates of participation:

Luján (a)	77,348
Tucumán (b)	35,164	35,164
Fideicomiso Financiero Gas Tucumán I (c)	9,109	12,191
Godoy Cruz (d)		14,642
Other (e)	1,525	10,790
Subtotal certificates of participation	123,146	72,787

Debt securities:

Underwriting agreements (f)	59,368	136,513
San Isidro (g)	74,835	41,766
Confibono (h)	18,403	2,367
Creado por Decreto 976-01 (i)	15,662
Consubond (h)	8,131
GMAC (h)	7,174	7,836
Secubono (h)	3,567	7,354
Tarjeta Shoping (h)	1,799	9,162
Depréstamos.com (h)	1,011
Best Consumer (h)	613	11,759
Other	1,512	10,390
Subtotal debt securities	192,075	227,147
Total	315,221	299,934

(a)	Fideicomiso Luján

On May 20, 2003, the Luján trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of this trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

As per the latest accounting information available to date, corpus assets amounted to about 49,411. The recoverable value of corpus assets exceeds the Bank’s book values.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(b)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 44,414.

This trust will end with the full settlement of the certificates of participation.

(c)	Fideicomiso Financiero GAS Tucumán I

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero GAS Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 17,679 which were assigned to Banco Macro S.A.; the residual value of which amounted to 8,895.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 14,798.

This trust will end with the full settlement of the certificates of participation.

(d)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of September 16, 2009, Banco Macro S.A. sold 100% of its equity interest in the certificates of participation. As of December 31, 2008, Banco Macro S.A. was beneficiary of the Class “A” certificates of participation.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(e)	Other

Including Fideicomiso Bisel, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust.

As of September 30, 2009, and December 31, 2008, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(f)
Mainly including provisional debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements, such as Consubond and Megabono, among others. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final debt securities are issued and placed in the market, the Bank recovers the disbursements plus the amount equal to the rate agreed upon.

(g)	Fideicomiso San Isidro

On June 4, 2001, Fideicomiso San Isidro was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each.

As a result of the decision made by beneficiaries, a real estate urbanization project was undertaken prior to the sale of the real property.
On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 17,687,366.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 99,138.

(h)
Includes private / publicly listed financial trust debt securities subscribed by the Bank for investment purposes, the corpus assets of which are related mainly to the securitization of consumer loans.

(i)	Fideicomiso creado por Decreto 976-01

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01” (Trust created by Presidential Decree 976-01).

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 6,148 and 4,106, respectively.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 267,232 and 339,331, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

As of September 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 195,040 and 181,837, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2009 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 09/30/2009

Cash

Cash on hand	804,844

Amounts in Central Bank accounts	2,309,726

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	217,072

Total	3,331,642

18.	TAX CLAIMS

18.1.	Federal taxes

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the Federal Public Revenue Agency (AFIP) that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of September 30, 2009, the outstanding amount of 3,293 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – Federal Tax Bureau (DGI) resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

c)
On April 24, 2009, the Bank filed an appeal with the Federal Administrative Tax Court against the AFIP resolution challenging the income tax returns for fiscal 2002, 2003, and 2004, and the minimum presumed income tax assessment made by Banco Macro S.A. for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

18.2.	Jurisdictional taxes

a)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the DGR CABA partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

b)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond. On April 14, 2009, a request for reconsideration was filed, which was dismissed. Nonetheless, on September 8, 2009, an administrative appeal was filed, and notice of its dismissal was received on October 20, 2009, which caused a request to be filed with the A.G.I.P. (Buenos Aires City public revenue agency) to partially join the regularization system in installments established by resolution No. 1,489/09.

Additionally, on September 10, 2009, a petition for declaratory judgment was filed with the Federal Administrative Tax Court. On September 23, 2009, notice was received of a favorable resolution; the related court assumed jurisdictional capacity to hear the declaratory petition case and granted the precautionary measure.

c)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. On November 6, 2008, and February 18, 2009, an appeal was filed with the Province of Buenos Aires Tax Appeal Court, which is still pending judgment.

d)
DGR ARBA attributed a turnover tax difference to former Nuevo Banco Bisel S.A. in relation to tax period 2002. On August 29, 2008, the Bank filed its defense brief which was dismissed. On November 17, 2008, an appeal was filed with the Province of Buenos Aires Tax Appeal Court, which is still pending judgment.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the prior year the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In the last few months, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, the AFJP (private pension fund managers) system was brought to an end and swaps were executed of part of the debt carried from guaranteed loans. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities have experienced significant rises in their listed prices and the foreign exchange and interest rates have lessened their volatility.

On February 2, 2009, joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.

In this regard, on January 29, 2009, and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a technical value of 109,331 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162. As of September 30, 2009, the remaining amount of such holdings was classified in special investment accounts (see note 3.3.b.1)i.).

Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary former Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A and former Nuevo Banco Bisel S.A. (see note 7.2.b).

On September 1, 2009, Joint Resolutions 216/2009 and 57/2009 issued by the Treasury and Finance Departments, established a debt swap transaction of certain guaranteed loans and government securities with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014” and/or new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 300 basis points maturing in 2015”, issued on September 10, 2009, and amortization in 6 semi-annual installments, the first 5 of which will be amortized at 16.66% and the last one at 16.70%, payable on March 10 and September 10 of each year, beginning on March 10 ,2013. Interest is accrued and payable on a quarterly basis. As from the issuance date and through September 10, 2011, the amount related to the 300 basis points margin will be capitalized at Badlar rate and paid, and as from December 10, 2011, all interest will be paid in cash.

In this regard the Bank executed an agreement on September 7, 2009, whereby it delivered government securities for a face value amount of 26,526 and received Bonar Badlar + 275 basis points in Argentine pesos maturing in 2014 for a face value of 31,325, which were sold totally on September 30, 2009. Additionally, on September 9, 2009, it executed an agreement whereby it delivered guaranteed loans for a face value amount of 382 in exchange for Bonar Badlar + 300 basis points in Argentine pesos maturing in 2015 for a face value of 1,248, which were all classified as unlisted holdings (see note 3.3.b.2)i).

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of September 30, 2009, and December 31, 2008, the Bank continued capitalizing in “Intangible assets” the amounts of 43,318 and 35,023 at stand-alone level, respectively, and a total of 45,018 and 40,657 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of September 30, 2009, and December 31, 2008, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,530 and 8,606 at the stand-alone level, respectively, and a total of 20,244 and 18,233 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Through Communiqué “A” 4,589, as supplemented, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

-	Capitalized amounts for differences resulting from compliance with court orders related to the dedollarization of deposits and differences resulting from dollarization of court deposits.

-	The positive difference between the book value and the market value, present value or discounted cash flow, as the case may be, of government securities and guaranteed loans in portfolio amounting.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of year-end as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

c)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008	09/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	146,082	145,345		145,345		145,345
Federal government bonds in US dollars at 7% - Maturity: 2015	307,119	129,560	49,590	129,560		129,560
Federal government bonds in pesos – Maturity: 2014	207,005	108,605	3,582	108,605		108,605
Secured bonds under Presidential Decree No. 1,579/02	35,198	29,429	23,769	29,429		29,429
Discount bonds denominated in pesos - Maturity: 2033	17,230	17,230	22,201	17,230		17,230
Consolidation bonds in pesos – Sixth series	5,512	5,019	4,122	5,019		5,019
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	2,272	1,723	1,450	1,723		1,723
Federal government bonds in US dollars at LIBOR - Maturity: 2012	1,925	1,720	235,546	1,720		1,720
Federal government bonds in US dollars at LIBOR - Maturity: 2013	633	546	564	546		546
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	566	452	382	452		452
Consolidation bonds of social security payables in pesos – Third Series at 2%			76,400
Federal government bonds in US dollars at 7% - Maturity: 2017			23,252
Consolidation bonds of social security payables in pesos – Fourth Series			7,447
Subtotal holdings in investment accounts		439,629	448,305	439,629		439,629

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	553,058	553,058	205,862	1,913		1,913
Federal government bonds in US dollars at LIBOR - Maturity: 2012	51,455	51,455	59,109	(974)	27,076	26,102
Consolidation bonds in pesos – Fourth series at 2%	9,479	9,479	1,457	6,625		6,625
Secured bonds under Presidential Decree No. 1,579/02	6,870	6,870	643	7,966		7,966
Federal government bonds in pesos – Maturity: 2014	3,082	3,082		3,009		3,009
Consolidation bonds of social security payables in pesos – Fourth Series	1,025	1,025	1,315	199		199
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	369	369		236		236
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	362	362	161	362		362
Argentine Government bonds in US dollars at 7% - Maturity: 2017	290	290		290		290
Securities connected to PBI U$S - Maturity 2035 (governed by Argentine legislation)	244	244	94	244		244
Federal government bonds in US dollars at 7% - Maturity: 2013	194	194		194		194
Securities connected to PBI Argentine Ps. - Maturity 2035	106	106	96	106		106
Federal government bonds in US dollars at LIBOR - Maturity: 2013	49	49	2,287	49	42,850	42,899
Consolidation bonds of social security payables in pesos – Third series at 2%	16	16	2,254	16		16
Consolidation bonds in pesos – Second series at 2%			6,944	(292)		(292)
Other	184	184	553	1,494		1,494
Subtotal holdings for trading or financial intermediation		626,783	280,775	21,437	69,926	91,363

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 - Maturity: 2013		46,090	51,864	46,090		46,090
Federal government bonds in pesos at variable rate - Maturity: 2013		10,950	10,385	10,950		10,950
Consolidation bonds in pesos – Second series at 2%		5,638		5,638		5,638
Argentine Government bonds in Argentine pesos at private Badlar + 300 Pbs - Maturity: 2015		1,022		1,022		1,022
Par bonds denominated in pesos - Maturity: 2038		755		755		755
Subtotal unlisted government securities		64,455	62,249	64,455		64,455

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008	09/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-29-10		417,668
Central Bank of Argentina Internal bills in pesos – Maturity: 04-27-11		47,141
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09			425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions		464,809	425,963

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio

Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10		517,462		517,462		517,462
Central Bank of Argentina Internal bills in pesos – Maturity: 12-15-09		320,349		320,349		320,349
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10		287,271		287,271		287,271
Central Bank of Argentina Internal bills in pesos – Maturity: 11-25-09		195,789		195,789		195,789
Central Bank of Argentina Internal bills in pesos – Maturity: 11-04-09		167,491		167,491		167,491
Central Bank of Argentina Internal bills in pesos – Maturity: 11-11-09		98,400		98,400		98,400
Central Bank of Argentina Internal bills in pesos – Maturity: 12-23-09		96,958		96,958		96,958
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10		96,017		96,017		96,017
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10		95,224		95,224		95,224
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		1,874,961		1,874,961		1,874,961

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	54,215	54,215	53,423	54,215		54,215
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	35,071	35,071	34,011	35,071		35,071
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,808	7,808	7,823	7,808		7,808
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,467	3,467	3,442	3,467		3,467
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-25-09			308,070
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			93,633
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			42,158
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		100,561	552,812	100,561		100,561

Subtotal Instruments issued by the Central Bank of Argentina		2,440,331	978,775	1,975,522		1,975,522

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008	09/30/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,440,331	978,775	1,975,522		1,975,522

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09			155,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			120,578
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			100,220
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			72,905
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			39,884
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			25,672

Subtotal Central Bank of Argentina Notes – Under repo transactions			514,439

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-17-10		717,069		717,069		717,069
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 12-09-09		608,207		608,207		608,207
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 10-14-09		469,894		469,894		469,894
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 11-11-09		429,201		490,515		490,515
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 04-21-10		374,438		374,438		374,438
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-13-10		364,044		364,044		364,044
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-20-10		205,540	214,860	205,540		205,540
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			385,958
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-15-09			212,251
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-06-09			157,782
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-29-09			157,657
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-13-09			156,981
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-18-09			101,374
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 06-24-09			81,002
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-11-09			50,840

Subtotal Central Bank of Argentina notes - Unlisted - Own portfolio		3,168,393	2,345,168	3,229,707		3,229,707
Total Instruments issued by the Central Bank of Argentina		5,608,724	3,838,382	5,205,229		5,205,229
Total Government securities		6,739,591	4,629,711	5,730,750	69,926	5,800,676

Total government and private Securities (2)		6,739,591	4,629,711	5,730,750	69,926	5,800,676

(1)	The position without options as of Septiembre 30, 2009, results from the following disclosure:
Holdings as of September 30, 2009	6,739,591
Plus: Government Securities Loans	9,669
Plus: Spot and forward purchases pending settlement	90,479
Less: Deposits of government securities	60,176
Less: Spot and forward sales pending settlement	1,048,813
5,730,750

(2)	As of September 30, 2009, and December 31, 2008 the Bank booked allowances for impairment in value amounting to 16 and 27, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008

COMMERCIAL

In normal situation	5,357,521	5,749,713
With Senior “A” guarantees and counter-guarantees	187,397	111,047
With Senior “B” guarantees and counter-guarantees	626,467	598,811
Without Senior guarantees or counter-guarantees	4,543,657	5,039,855

Subject to special monitoring	111,367	11,637
In observation
With Senior “B” guarantees and counter-guarantees	5,436	4,555
Without Senior guarantees or counter-guarantees	101,815	7,082
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	3,726
Without Senior guarantees or counter-guarantees	390

Troubled	50,571	12,440
With Senior “B” guarantees and counter-guarantees	8,504	9,020
Without Senior guarantees or counter-guarantees	42,067	3,420

With high risk of insolvency	30,974	70,955
Con garantías y contragarantías preferidas "A"	561
With Senior “B” guarantees and counter-guarantees	9,373	5,844
Without Senior guarantees or counter-guarantees	21,040	65,111

Irrecoverable	18,311	23,027
With Senior “B” guarantees and counter-guarantees	4,064	5,608
Without Senior guarantees or counter-guarantees	14,247	17,419

Subtotal Commercial	5,568,744	5,867,772

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008

CONSUMER

Performing	5,326,486	5,312,761
With Senior “A” guarantees and counter-guarantees	26,066	20,364
With Senior “B” guarantees and counter-guarantees	710,399	784,235
Without Senior guarantees or counter-guarantees	4,590,021	4,508,162

Low risk	104,233	105,087
With Senior “A” guarantees and counter-guarantees	157	93
With Senior “B” guarantees and counter-guarantees	19,064	10,927
Without Senior guarantees or counter-guarantees	85,012	94,067

Medium risk	84,946	76,357
With Senior “A” guarantees and counter-guarantees		37
With Senior “B” guarantees and counter-guarantees	11,270	5,945
Without Senior guarantees or counter-guarantees	73,676	70,375

High risk	125,986	95,172
With Senior “A” guarantees and counter-guarantees	60
With Senior “B” guarantees and counter-guarantees	10,950	7,569
Without Senior guarantees or counter-guarantees	114,976	87,603

Irrecoverable	41,520	28,306
With Senior “B” guarantees and counter-guarantees	7,833	5,486
Without Senior guarantees or counter-guarantees	33,687	22,820

Irrecoverable according to Central Bank's rules	367	1,366
With Senior “A” guarantees and counter-guarantees	1	1
With Senior “B” guarantees and counter-guarantees		309
Without Senior guarantees or counter-guarantees	366	1,056

Subtotal Consumer	5,683,538	5,619,049
Total	11,252,282	11,486,821

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,749,111	15.54	2,250,472	19.59
50 next largest customers	1,740,821	15.47	1,529,113	13.31
100 next largest customers	952,687	8.47	863,229	7.51
Other customers	6,809,663	60.52	6,844,007	59.59

Total	11,252,282	100.00	11,486,821	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	14	3,493	182,220	275	33,260	5,939	184,885	410,086

Financial sector		46,781	11,182	1,867	649	1,600	5,493	67,572

Non-financial private sector and foreign residents	182,603	2,640,209	1,838,487	1,231,971	1,350,257	1,480,493	2,050,604	10,774,624

Total	182,617	2,690,483	2,031,889	1,234,113	1,384,166	1,488,032	2,240,982	11,252,282

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2009					12/31/2008	Data from latest financial statements

Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	169,179	137,741	Financial institution	09/30/09	43,960	188,119	34,958
Macro Securities S.A. Sociedad de Bolsa (1)	Common	1	1	12,776,680	21,880	14,842	Brokerage house	09/30/09	12,886	23,536	11,618
Sud Inversiones & Análisis S.A. (1)	Common	1	1	6,475,143	9,565	9,736	Services	09/30/09	6,567	13,462	2,668
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,275	1,180	Mutual funds management	09/30/09	1,713	6,757	4,702
Grupo Bisel Administradora de Inversiones S.G.F.C.I.S.A.						199
Foreign
Macro Bank Limited	Common	1	1	9,816,899	159,017	99,973	Financial institution	09/30/09	9,817	159,017	59,044
Subtotal subsidiaries					360,916	263,671

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/08	23,599	52,838	9,984
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/08	7,200	8,147	(407)
Visa Argentina S.A.	Common	1	1	951,018	854	854	Business services	05/31/09	1	152,041	99,275
C.O.E.L.S.A.	Common	1	1	70,650	119	105	Financial Services	12/31/08	1,000	1,832	72
A.C.H. S.A.	Common	1	1	110,500	196	197	Electronic information services	12/31/08	650	1,971	147
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	143	Electronic information services	12/31/08	242	12,041	1,229
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/08	250	5,877	(372)
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/08	5,658	9,618	2,209
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/08	8,831	210,726	(4,750)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	306	272	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	220	200	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	11	Financial institution	12/31/08	966,967	1,983,543	190,364
Subtotal non-subsidiaries					5,001	4,957

Total in financial institutions, supplementary and authorized activities					365,917	268,628

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/08	4,604	7,700	116
El Taura S.A.					185	185	Hotel construction and explotation	12/31/07	420	2,894	(297)
Tunas del Chaco S.A.					150	150	Agriculture	12/31/08	12	1,036	54
Emporio del Chaco S.A.					150	150	Agriculture	12/31/08	12	970	29
Prosopis S.A.					150	150	Agriculture	12/31/08	12	784	46
Other					382	330
Foreign
SWIFT S.A.	Common	1	1	3	19	17	Services	12/31/08	613,365	1,260,492	118,850
Total in other companies					1,329	1,275
Total (2)					367,246	269,903

(1) See Note 3.3.j.1).

(2) As of September 30, 2009, and December 31, 2008, the Bank carried 747 and 247 as allowance for impairment in value (see Exhibit J).
Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Depreciation for
					the period
	Net book						Net book
	value at				Years of		value at end
	beginning of				Useful		of the
Item	fiscal year	Additions	Transfers	Retirements	Life	Amount	Period

Bank premises and equipment
Buildings	250,953	2,848	11,160	285	50	6,733	257,943
Furniture and facilities	27,949	5,665	262	22	10	3,743	30,111
Machinery and equipment	92,067	14,051	447	7	5	22,100	84,458
Vehicles	23,636	1,749	72	522	5	5,105	19,830
Other	263	491	(709)		5	45

Total	394,868	24,804	11,232	836		37,726	392,342

Other assets
Works in progress	22,330	11,952	(13,161)	639			20,482
Works of art	1,189						1,189
Prepayments for the purchase of assets	365	1,189	(219)				1,335
Foreclosed assets	23,458	1,127	351	2,250	50	317	22,369
Leased buildings	6,011		(990)	1,194	50	78	3,749
Stationery and office supplies	4,709	11,512		12,384			3,837
Other assets	77,469	20,000	2,787	32,153	50	799	67,304

Total	135,531	45,780	(11,232)	48,620		1,194	120,265

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Amortization for
	value at			the period		Net book
	beginning of			Years of		value at end of
Item	fiscal year	Additions	Retirements	useful life	Amount	the period

Goodwill (1)	63,477			10	6,324	57,153

Organization and development costs (2)	123,183	49,825	57	5	34,982	137,969

Total	186,660	49,825	57		41,306	195,122

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. and former Nuevo Banco Bisel S.A. acquisitions.

(2)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,928,853	17.93	3,455,957	23.68
50 next largest customers	1,766,006	10.81	1,507,557	10.33
100 next largest customers	1,087,878	6.66	752,307	5.15
Other customers	10,551,819	64.60	8,879,188	60.84

Total	16,334,556	100.00	14,595,009	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	12,155,141	2,931,043	408,962	833,563	5,245	602	16,334,556

Other liabilities from financial intermediation

Central Bank of Argentina	1,308					534	1,842
Banks and International Institutions	3,439	6,020	199,958				209,417
Non-subordinated corporate bonds		6,650	5,695			605,910	618,255
Financing received from Argentine financial institutions	57,499	457	799	2,055	4,109	37,286	102,205
Other	595,164	410	1,066	1,743	3,082	77,807	679,272
	657,410	13,537	207,518	3,798	7,191	721,537	1,610,991
Subordinated corporate bonds		15,923	468	463		576,405	593,259
Total	12,812,551	2,960,503	616,948	837,824	12,436	1,298,544	18,538,806

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period

ALLOWANCES
Government and private securities
For impairment in value	27			11	16
Loans
For uncollectibility risk and impairment in value	407,682	118,088	124,974	2,221	398,575
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,021	2,618	872		229,767
Assets subject to financial leases
For uncollectibility risk	5,063		2	1,340	3,721
Investments in other companies
For impairment in value	247	516		16	747
Other receivables
For uncollectibility risk	15,811	2,282	2,375	1,637	14,081

Total allowances	656,851	123,504	128,223	5,225	646,907

PROVISIONS
Contingent commitments	1,523	10		534	999
For negative goodwill	483				483
For other contingencies	61,146	13,388	8,944	2,064	63,526
Difference from court deposits dollarization	8,606	924			9,530

Total liabilities	71,758	14,322	8,944	2,598	74,538

(1)  See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009										12/31/2008
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	2,039,038	2,016,873	192	194	109	96	356	16	52	21,150	1,010,144
Government and private securities	186,618	186,618									372,713
Loans	2,204,019	2,204,019									2,092,540
Other receivables from financial intermediation	719,539	712,929	614	371						5,625	311,575
Assets subject to financial leases	76,595	76,595									69,219
Investments in other companies	159,574	159,574									100,473
Other receivables	28,381	28,381									56,019
Items pending allocation	435	435									743

Total	5,414,199	5,385,424	806	565	109	96	356	16	52	26,775	4,013,426

LIABILITIES
Deposits	3,209,462	3,209,462									2,101,481
Other liabilities from financial intermediation	958,090	938,311	74	27			19		6	19,653	874,339
Other liabilities	3,190	3,190									3,110
Subordinated corporate bonds	592,328	592,328									519,879
Items pending allocation	1	1									3

Total	4,763,071	4,743,292	74	27			19		6	19,653	3,498,812

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	822,976	804,609								18,367	550,630
Control	978,404	955,638	98	2		5				22,661	948,517
Derivatives	42,867	42,867									39,422
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	507,606	485,357								22,249	148,526
Derivatives	21,500	21,500

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008
Item	Total (1)	Total (1)
Loans
Overdrafts	4,623	1,433
Without Senior guarantees or counter-guarantees	4,623	1,433
Documents	503	634
Without Senior guarantees or counter-guarantees	503	634
Mortgage and pledged	1,316
With Senior “B” guarantees and counter-guarantees	1,105
Without Senior guarantees or counter-guarantees	211
Personal loans		455
Without Senior guarantees or counter-guarantees		455
Credit cards	5,223	7,750
Without Senior guarantees or counter-guarantees	5,223	7,750
Other	1,128	27,046
Without Senior guarantees or counter-guarantees	1,128	27,046
Total loans	12,793	37,318

Other receivables from financial intermediation	5,761	211

Assets subject to financial leases and other	16,921	555

Contingent Commitments	41,725	2,707

Investments in other companies	361,538	264,227
Total	438,738	305,018

Allowances / Provisions	464	235

(1) As of September 30, 2009 and December 31, 2008 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally		Weighted monthly
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	Weighted monthly	Weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	40		69,926

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	13	9		44,389

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1		1,031,223

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Futures	- own account	government securities	underlying asset	in Argentina - Non-financial sector	1	1		47,141

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	5		241,747

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	7	2		2,733,146

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	8	3	8	481,407

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	108	3	42,867

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	49	44	1	41,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)
ASSETS

A.	CASH
	Cash on hand	876,901	1,008,136
	Due from banks and correspondents
	Central Bank of Argentina	2,552,385	2,059,057
	Local Other	22,680	9,225
	Foreign	748,859	447,263
	Other	240	216
		4,201,065	3,523,897

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts	439,629	448,305
	Holdings for trading or financial intermediation	1,100,571	344,467
	Unlisted government securities	70,403	69,958
	Instruments issued by the Central Bank of Argentina	5,826,668	3,838,911
	Investments in listed private securities	135,580	77,685
	less: Allowances (Note 3.)	(16)	(27)
		7,572,835	4,779,299

C.	LOANS
	To the non-financial government sector	203,552	744,507
	To the financial sector
	Interfinancing - (granted call)	23,165	42,030
	Other financing to Argentine financial institutions	34,586	37,836
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	810	557
	To the non-financial private sector and foreign residents
	Overdrafts	1,495,615	1,556,433
	Documents	1,338,301	1,348,585
	Mortgage loans	741,475	738,592
	Pledged loans	258,101	339,895
	Personal loans	3,845,737	3,806,442
	Credit cards	845,312	869,101
	Other	2,375,259	2,071,927
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	197,372	195,026
	less: Unposted payments	(29)	(29)
	less: Unearned discount	(27,442)	(32,596)
	less: Allowances (Note 3.)	(427,614)	(438,348)
		10,904,200	11,279,958

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	782,797	412,305
	Amounts receivable from spot and forward sales pending settlement	710,764	494,737
	Securities and foreign currency receivable from spot and forward purchases pending settlement	133,901	54,282
	Unlisted corporate bonds	65,571	53,389
	Receivables from forward transactions without delivery of underlying asset	14,059	109
	Other receivables not covered by debtors classification standards	588,615	597,319
	Other receivables covered by debtors classification standards	70,342	70,512
	less: Allowances (Note 3.)	(230,076)	(228,588)
		2,135,973	1,454,065

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases	274,762	360,781
	less: Allowances (Note 3.)	(4,011)	(5,391)
		270,751	355,390

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	538	483
	Other	10,912	10,286
	less: Allowances (Note 3.)	(1,474)	(247)
		9,976	10,522

G.	OTHER RECEIVABLES
	Receivables from sale of assets	28,671	43,358
	Minimum presumed income tax - Tax Credit	10,280	25,767
	Other	297,258	196,000
	Accrued interest and adjustments receivable on receivables from sale of assets	450	2,502
	Other accrued interest and adjustments receivable
	less: Allowances (Note 3.)	(14,113)	(15,838)
		322,546	251,789

H.	BANK PREMISES AND EQUIPMENT, NET	429,278	430,842

I.	OTHER ASSETS	121,790	137,357

J.	INTANGIBLE ASSETS
	Goodwill	57,153	63,477
	Organization and development costs	145,815	135,069
		202,968	198,546

K.	ITEMS PENDING ALLOCATION	2,289	3,332

TOTAL ASSETS		26,173,671	22,424,997

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2009	12/31/2008 (1)
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	4,039,739	3,937,961
	From the financial sector	11,907	22,438
	From the non-financial private sector and foreign residents
	Checking accounts	3,168,475	2,581,060
	Savings accounts	2,991,129	2,716,913
	Time deposits	7,706,759	6,031,882
	Investment accounts	115,493	155,936
	Other	423,081	321,020
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	82,453	61,147
		18,539,036	15,828,357

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,871	302,760
	Banks and International Institutions	206,104	224,968
	Non-subordinated Corporate Bonds	605,910	708,354
	Amounts payable for spot and forward purchases pending settlement	139,963	68,499
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,255,136	679,495
	Financing received from Argentine financial institutions
	Interfinancing - (received call)	57,000	25,000
	Other financing received from Argentine financial Institutions	19,253	24,139
	Accrued interest payables	114	16
	Receivables from forward transactions without delivery of underlying asset	106	5,949
	Other	714,989	625,981
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	41,496	49,783
		3,041,942	2,714,944

N.	OTHER LIABILITIES
	Fees	490	676
	Other	777,304	442,026
		777,794	442,702

O.	PROVISIONS (Note 3.)	88,402	83,004

P.	SUBORDINATED CORPORATE BONDS	593,259	521,681

Q.	ITEMS PENDING ALLOCATION	2,457	2,105

	MINORITY INTERESTS IN SUBSIDIARIES	19,090	15,568

	TOTAL LIABILITIES	23,061,980	19,608,361

	SHAREHOLDERS' EQUITY	3,111,691	2,816,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		26,173,671	22,424,997

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	14,444,400	13,368,350

Contingent	4,374,360	3,669,663
Guarantees received	3,757,516	3,295,985
Other not covered by debtors classification standards	361	346
Contingent debit-balance contra accounts	616,483	373,332
Control	5,730,794	5,435,013
Receivables classified as irrecoverable	852,400	774,299
Other	4,641,305	4,401,411
Control debit-balance contra accounts	237,089	259,303
Derivatives	3,654,482	3,598,362
Notional value of put options taken	22,889	24,349
Notional value of forward transactions without delivery of underlying asset	2,662,861	2,219,777
Interest rate swap	83,867	39,422
Derivatives debit-balance contra accounts	884,865	1,314,814
Trust activity	684,764	665,312
Trust funds	684,764	665,312

CREDIT-BALANCE ACCOUNTS	14,444,400	13,368,350

Contingent	4,374,360	3,669,663
Guarantees provided to the Central Bank of Argentina		141,353
Other guarantees provided covered by debtors classification standards	81,483	84,136
Other guarantees provided not covered by debtors classification standards	129,958	57,758
Other covered by debtors classification standards	405,042	90,085
Contingent credit-balance contra accounts	3,757,877	3,296,331
Control	5,730,794	5,435,013
Checks to be credited	237,089	259,303
Control credit-balance contra accounts	5,493,705	5,175,710
Derivatives	3,654,482	3,598,362
Notional value of put options taken	21,500
Notional value of put options sold	69,926	99,826
Notional value of forward transactions without delivery of underlying asset	793,439	1,214,988
Derivatives credit-balance contra account	2,769,617	2,283,548
Trust activity	684,764	665,312
Trust activity credit-balance contra accounts	684,764	665,312

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2009	09/30/2008 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	276	5,846
	Interest on loans to the financial sector	6,723	11,362
	Interest on overdrafts	263,884	234,368
	Interest on documents	151,573	128,749
	Interest on mortgage loans	78,091	70,153
	Interest on pledged loans	43,997	47,708
	Interest on credit card loans	137,504	77,212
	Interest on other loans	912,062	729,628
	Interest on other receivables from financial intermediation	81	13,535
	Income from government and private securities, net	988,602	418,634
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,501	27,483
	Net income from options		74
	CER (Benchmark Stabilization Coefficient) adjustment	10,928	58,321
	CVS (Salary Variation Coefficient) adjustment	543	607
	Difference in quoted prices of gold and foreign currency	122,716	80,015
	Other	196,282	133,454
		2,916,763	2,037,149

B.	FINANCIAL EXPENSE
	Interest on checking accounts	12,700	12,094
	Interest on savings accounts	12,510	9,901
	Interest on time deposits	891,478	622,654
	Interest on interfinancing received loans (received call)	1,331	3,152
	Interest on other financing from Financial Institutions	3	17
	Interest on other liabilities from financial intermediation	62,048	68,448
	Interest on subordinated bonds	40,772	34,971
	Other interest	2,153	6,772
	Net income from options	1
	CER adjustment	3,314	28,304
	Contribution to Deposit Guarantee Fund	22,281	18,858
	Other	104,298	111,082
		1,152,889	916,253

	GROSS INTERMEDIATION MARGIN - GAIN	1,763,874	1,120,896

C.	PROVISION FOR LOAN LOSSES	132,916	96,908

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	42,116	49,985
	Related to deposits	498,310	417,295
	Other commissions	21,441	18,409
	Other	210,604	157,963
		772,471	643,652

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		09/30/2009	09/30/2008 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	44,849	44,755
	Other	118,925	81,936
		163,774	126,691

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	693,348	595,290
	Directors' and statutory auditors' fees	32,654	21,418
	Other professional fees	47,816	36,935
	Advertising and publicity	30,961	39,007
	Taxes	61,527	52,487
	Depreciation of equipment	40,018	37,578
	Amortization of organization costs	24,246	18,496
	Other operating expenses	155,763	124,380
	Other	17,168	13,685
		1,103,501	939,276

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,136,154	601,673

G.	OTHER INCOME
	Reultado por participaciones permanentes	7,676	26,813
	Penalty interest	18,107	9,323
	Recovered loans and allowances reversed	35,163	61,570
	CER adjustments	48	79
	Others	32,223	40,880
		93,217	138,665

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank ok Argentina	16	174
	Charges for other receivables uncollectibility and other allowances	19,327	26,767
	Amortization of differences from deposits dollarization	16,642	22,689
	Depreciation and loss of other assets	4,370	1,132
	Goodwill amortization	6,324	6,331
	Other	54,758	26,793
		101,437	83,886

	MINORITY INTEREST IN SUBSIDIARIES	(3,537)	(2,386)

	NET INCOME BEFORE INCOME TAX - GAIN	1,124,397	654,066

I.	INCOME TAX	614,302	178,235

	NET INCOME FOR THE PERIOD - GAIN	510,095	475,831

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009	09/30/2008 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,523,897	3,117,426
Cash at end of the period	4,235,840	3,239,315
Net Increase in cash	711,943	121,889

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(1,221,292)	(969,517)
Loans
to the financial sector	28,786	55,442
to the non-financial government sector	52,037	(68,170)
to the non-financial private sector and foreign residents	1,349,232	(433,756)
Other receivables from financial intermediation	(443,166)	(135,932)
Assets subject to financial leases	133,314	47,231
Deposits
From the financial sector	(10,531)	271
From the non-financial government sector	(156,057)	1,112,504
From the non-financial private sector and foreign residents	1,929,716	1,471,852
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	30,414	34,817
Others (except liabilities included under financing activities)	223,119	72,629
Collections related to service-charge income	766,689	643,031
Payments related to service-charge expenses	(159,550)	(126,487)
Administrative expenses paid	(1,043,549)	(833,653)
Payment of organization and development costs	(30,849)	(30,944)
Net collections from penalty interest	18,099	9,149
Differences from payments related to court orders	(20,825)	(12,156)
Collections of dividends from other companies	6,177	8,546
Other collections related to other income and losses	(14,621)	(13,471)
Net payments from other operating activities	(134,386)	(6,600)
Payment of income tax / minimum presumed income tax	(294,878)	(64,274)
Net cash flows generated in operating activities	1,007,879	760,512

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009	09/30/2008 (1)
Investing activities
Net payments for bank premises and equipment	(27,075)	(42,466)
Net payments/(collections) for other assets	2,907	28,078
Payments from purchases of investments in other companies		(635)
Collections from sales of investments in other companies	150	922
Other payments for investing activities	(10,939)	(208)
Net cash flows used in investing activities	(34,957)	(14,309)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(97,832)	(116,685)
Central Bank of Argentina:
Other	(76,840)	(79,596)
Banks and International Institutions	(31,627)	66,268
Subordinated corporate bonds	(28,357)	(20,113)
Financing received from Argentine financial institutions	(4,894)	(40,184)
Dividend payment	(148,350)	(171,004)
Other payments from financing activities
Own shares reacquired	(56,665)	(272,574)
Net cash flows used in financing activities	(444,565)	(633,888)

Financial income and holding gains on cash and cash equivalents	183,586	9,574

Net increase in cash	711,943	121,889

(1) See Note 3.1. to the stand-alone financial statements.

Notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008 (1)

COMMERCIAL

In normal situation	5,604,390	5,989,222
With Senior “A” guarantees and counter-guarantees	208,246	149,011
With Senior “B” guarantees and counter-guarantees	674,536	620,553
Without Senior guarantees or counter-guarantees	4,721,608	5,219,658

Subject to special monitoring	123,506	11,637
In observation
With Senior “B” guarantees and counter-guarantees	10,449	4,555
Without Senior guarantees or counter-guarantees	108,941	7,082
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	3,726
Without Senior guarantees or counter-guarantees	390

Troubled	51,354	13,022
With Senior “B” guarantees and counter-guarantees	9,261	9,452
Without Senior guarantees or counter-guarantees	42,093	3,570

With high risk of insolvency	31,920	70,955
With Senior “A” guarantees and counter-guarantees	561
With Senior “B” guarantees and counter-guarantees	9,373	5,844
Without Senior guarantees or counter-guarantees	21,986	65,111

Irrecoverable	18,311	23,027
With Senior “B” guarantees and counter-guarantees	4,064	5,608
Without Senior guarantees or counter-guarantees	14,247	17,419

Subtotal Commercial	5,829,481	6,107,863

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009	12/31/2008 (1)

CONSUMER

Performing	6,033,379	5,983,813
With Senior “A” guarantees and counter-guarantees	26,337	21,426
With Senior “B” guarantees and counter-guarantees	735,474	811,788
Without Senior guarantees or counter-guarantees	5,271,568	5,150,599

Low risk	117,130	112,347
With Senior “A” guarantees and counter-guarantees	157	93
With Senior “B” guarantees and counter-guarantees	19,198	11,151
Without Senior guarantees or counter-guarantees	97,775	101,103

Medium risk	96,110	83,053
With Senior “A” guarantees and counter-guarantees		37
With Senior “B” guarantees and counter-guarantees	11,278	6,338
Without Senior guarantees or counter-guarantees	84,832	76,678

High risk	138,690	105,485
With Senior “A” guarantees and counter-guarantees	60
With Senior “B” guarantees and counter-guarantees	10,950	7,633
Without Senior guarantees or counter-guarantees	127,680	97,852

Irrecoverable	42,921	29,073
With Senior “B” guarantees and counter-guarantees	8,121	5,486
Without Senior guarantees or counter-guarantees	34,800	23,587

Irrecoverable according to Central Bank's rules	424	1,435
With Senior “A” guarantees and counter-guarantees	1	1
With Senior “B” guarantees and counter-guarantees		309
Without Senior guarantees or counter-guarantees	423	1,125

Subtotal Consumer	6,428,654	6,315,206
Total	12,258,135	12,423,069
(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2009, and December 31, 2008, and (ii) the statements of income and cash flows for the nine—month periods ended September 30, 2009, and 2008, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of September 30, 2008, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2009):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)    Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 854).

(b)    Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

In addition, the Bank consolidated its balance sheets and statements of income and cash flows as of September 30, 2008, with Red Innova Administradora de Fondos de Inversión S.A.

As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the shareholders’ meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of the foreign subsidiaries were adapted to BCRA rules.  Also, as they are originally stated in US dollars and Uruguayan pesos, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the nine-month period ended the September 30, 2009, and  the year ended December 31, 2008.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the nine-month periods ended September 30, 2009, and 2008, were converted into pesos, as of such dates according to the method described in a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of period and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2009, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	297,532	1,143,326

Liabilities	256,150	984,309

Shareholders’ equity	41,382	159,017

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of September 30, 2009:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other Subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	23,650,894	1,822,603	1,143,326	75,221	518,373	26,173,671

Liabilities	20,539,203	1,634,484	984,309	43,455	139,471	23,061,980

Shareholders’ equity	3,111,691	188,119	159,017	31,766	378,902	3,111,691

Income (loss)	510,095	34,958	59,044	10,416	104,418	510,095

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.
(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of September 30, 2009, such securities total 34,775, while as of September 30, 2008, the Bank did not record securities under this condition.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of September 30, 2009, and December 31, 2008, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 24,966 and 24,235, respectively.

b)	Other receivables

As of September 30, 2009, and December 31, 2008, this includes other receivables in the amount of 2,031 and 789, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

2.2.	Macro Securities S.A. Sociedad de Bolsa:

a)	Government securities

As of December 31, 2008, the investment in Mercado de Valores de Buenos Aires S.A. includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250, which as of December 31, 2008, were secured on such market.

b)	Other receivables from financial intermediation

As of September 30, 2009, and December 31, 2008, this includes 1,405 and 1,141, respectively.

c)	Interests in other companies

c.1)
As of September 30, 2009, and December 31, 2008, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,228, and 2,235, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

c.2)	As of September 30, 2009, and as of December 31, 2008, this includes other investments in other companies in the amount of 1,453.

2.3.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of September 30, 2009, and December 31, 2008, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,976 and 3,986, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007.

On August 12, 2009, Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. requested the reimbursement of the contribution made to the risk fund. In this regard, on October 20, 2009, Puente Hnos. S.G.R. reimbursed 4,000, net of the contingent risk fund of 142, which will be reimbursed as such assets are recovered. Furthermore, collection of the yields generated during the year, in the amount of 976, is still pending.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2009:

	Balances at
	beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27			11	16

For loans	438,348	124,758	132,896	2,596	427,614

For other receivables from financial intermediation	228,588	2,708	1,152	68	230,076

For assets subject to financial lease	5,391	52	1	1,431	4,011

For investments in other companies	247	1,243		16	1,474

For other receivables	15,838	2,287	2,375	1,637	14,113

Total	688,439	131,048	136,424	5,759	677,304

Provisions

For contingent commitments	1,523	10		534	999

For negative goodwill	483				483

For other contingencies	62,765	15,075	9,100	2,064	66,676

Difference from court deposits dollarization	18,233	2,011			20,244

Total	83,004	17,096	9,100	2,598	88,402

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

4.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of September 30, 2009, and December 31, 2008, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	09/30/2009	12/31/2008

Futures / Foreign currency	2.974.893	3.184.624

Futures / Government securities	1.138.904	629.543

Forwards / Foreign currency	481.407	250.141

Options / Boden coupons	69.926	99.826

Swap / Other	83.867	39.422

Options / Other	44.389

Options / Private securities		24.349

In addition, positions of transactions effective as of September 30, 2009, and December 31, 2008, are as follows:

Transaction	09/30/2009	12/31/2008

Net liability position of repurchase agreements	(1,136,712)	(629,543)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	1,869,422	1,004,789

Position of put options sold on Boden 2012 and 2013 coupons	69,926	99,826

Interest rate swap	83,867	39,422

Position of put options purchased	22,889	24,349

Position of call options sold	21,500

5.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 190 as of December 31, 2008) recorded in their financial statements as of September 30, 2009:

Financial trust	09/30/2009	12/31/2008

Certificates of participation:

TST & AF (a)	42,188	33,148

Other	6,379	7,981

Total certificates of participation	48,567	41,129

(a)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 46,67% of certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 206,535.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

5.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of September 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 190.

5.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2009, and December 31, 2008, the trusts’ assets managed amount to 301,437 and 205,436, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	146,082	145,345
Argentine Government bonds in US dollars at 7% - Maturity: 2015	307,119	129,560	49,590
Federal government bonds in pesos – Maturity: 2014	207,005	108,605	3,582
Secured bonds under Presidential Decree No. 1,579/02	35,198	29,429	23,769
Discount bonds denominated in pesos - Maturity: 2033	17,230	17,230	22,201
Consolidation bonds in pesos – Sixth series	5,512	5,019	4,122
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	2,272	1,723	1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2012	1,925	1,720	235,546
Federal government bonds in US dollars at LIBOR - Maturity: 2013	633	546	564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	566	452	382
Consolidation bonds of social security payables in pesos – Third series at 2%			76,400
Argentine Government bonds in US dollars at 7% - Maturity: 2017			23,252
Consolidation bonds of social security payables in pesos – Fourth Series			7,447
Subtotal holdings in investment accounts		439,629	448,305

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	553,059	553,059	209,277
Federal government bonds in US dollars at LIBOR - Maturity: 2012	54,219	54,219	96,415
Consolidation bonds in pesos – Fourth series at 2%	9,479	9,479	1,523
Argentine Government bonds in US dollars at 7% - Maturity: 2015	8,824	8,824	9,627
Secured bonds under Presidential Decree No. 1,579/02	6,877	6,877	652
Federal government bonds in pesos – Maturity: 2014	4,165	4,165
Consolidation bonds of social security payables in pesos – Fourth Series	1,025	1,025	1,324
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	370	370
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	362	362	161
Argentine Government bonds in US dollars at 7% - Maturity: 2017	290	290	1,633
Securities connected to PBI U$S - Maturity 2035 (governed by Argentine legislation)	244	244	94
Federal government bonds in US dollars at 7% - Maturity: 2013	194	194
Securities connected to PBI Argentine Ps. - Maturity 2035	106	106	96
Federal government bonds in US dollars at LIBOR - Maturity: 2013	49	49	2,304
Consolidation bonds of social security payables in pesos – Third series at 2%	16	16	2,280
Discount bonds denominated in US dollars - Maturity: 2033 (governed by New York State legislation)	1	1	9,975
Consolidation bonds in pesos – Second series at 2%			6,944
Argentine Government bonds in US dollars at 7% - Maturity: 2011			1,565
Other	177	177	597
Subtotal local holdings for trading or financial intermediation		639,457	344,467

- Foreign
Treasury Bill - Maturity: 10-01-09	172,922	172,922
Treasury Bill - Maturity: 10-29-10	153,700	153,700
Treasury Bill - Maturity: 10-22-09	134,492	134,492
Subtotal foreign holdings for trading or financial intermediation		461,114

Subtotal holdings for trading or financial intermediation		1,100,571	344,467

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 3,50 – Maturity: 2013		46,090	51,864
Federal government bonds in pesos at variable rate - Maturity: 2013		10,950	10,385
Consolidation bonds in pesos – Second series at 2%		5,638
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		3,855	5,419
Province of Tucumán bonds - First series in pesos - Maturity: 2018		2,093	2,290
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015		1,022
Par bonds denominated in pesos - Maturity: 2038		755
Subtotal unlisted government securities		70,403	69,958

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 10-21-09	34,775	34,775
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		34,775

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-29-10		417,668
Central Bank of Argentina Internal bills in pesos – Maturity: 04-27-11		168,974
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09			425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions		586,642	425,963

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10		517,462
Central Bank of Argentina Internal bills in pesos – Maturity: 12-15-09		320,349
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10		287,271
Central Bank of Argentina Internal bills in pesos – Maturity: 11-25-09		195,789
Central Bank of Argentina Internal bills in pesos – Maturity: 11-04-09		167,491
Central Bank of Argentina Internal bills in pesos – Maturity: 11-11-09		98,400
Central Bank of Argentina Internal bills in pesos – Maturity: 12-23-09		96,958
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10		96,017
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10		95,224
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		1,874,961

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	54,215	54,215	53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	35,071	35,071	34,540
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,808	7,808	7,823
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,467	3,467	3,442
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			333,742
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			166,538
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			162,736
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		100,561	772,496

Subotal instruments issued by the Central Bank of Argentina		2,596,939	1,198,459

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,596,939	1,198,459

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-17-10		717,069
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 12-09-09		608,207
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 11-11-09		490,537
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 10-14-09		469,894
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-21-10		374,438
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-13-10		364,044
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		205,540	214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-25-09			425,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09			312,962
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-15-09			212,251
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-29-09			157,657
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-13-09			156,981
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-11-09			151,060
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-18-09			101,374
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 06-24-09			81,002
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		3,229,729	2,640,452
Total Instruments issued by the Central Bank of Argentina		5,826,668	3,838,911
Total Government securities		7,437,271	4,701,641

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds- Telefónica	35,623	35,623	25,702
Corporate Bonds- Emgasud	33,997	33,997
Corporate Bonds - Panamerican Energy	33,407	33,407	29,279
Mutual Fund - Pionero FF	9,233	9,233	3,127
Mutual Funds - Pionero Pesos	8,498	8,498	2,460
Corporate Bonds- Edenor	7,223	7,223
Mutual Funds - Pionero Renta Ahorro	3,761	3,761
Corporate Bonds- Panamerican	1,444	1,444
Mutual Funds - Pionero Renta Dólares	920	920	554
Credit Suisse M.M. Fund	783	783	702
Mutual Funds - Pionero Latam	352	352	880
Mutual Funds - Pionero América Clase A	234	234
Mutual Funds - Pionero América Clase B	105	105
Corporate Bonds - YPF			6,487
Geometric fund			5,954
Corporate Bonds - Pesaar			2,161
Shares - Solvay Indupa			378
Others			1
Total Investments in listed private securities		135,580	77,685
Total government and private securities (1)		7,572,851	4,779,326

(1) As of September 30, 2009, and December 31, 2008, the Bank booked allowances for impairment in value amounting to 16 and 27 respectively.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director